

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

February 22, 2010

<u>Via U.S. Mail</u>

William R. Broaddrick
Chief Financial Officer
Arena Resources, Inc.
6555 South Lewis Avenue
Tulsa, Oklahoma 74136

> **Re:** **Arena Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Response Letter Dated January 8, 2010**
> **File No. 001-31657**

Dear Mr. Broaddrick:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director